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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )


                                  Verity, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92343C106
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

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CUSIP NO. 370253 10 6                 13G                 PAGE 2 OF 5 PAGES
---------------------------                           --------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Phillipe F. Courtot
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             N/A                                                  (a)    [  ]
                                                                  (b)    [  ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          844,962
    NUMBER OF     --------------------------------------------------------------
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                N/A
     BY EACH      --------------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                844,962

                  --------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          N/A
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           844,962
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [  ]     N/A
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 8.47%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILING OUT!


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CUSIP NO. 370253 10 6                 13G                 PAGE 3 OF 5 PAGES
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ITEM 1.

      (a)   Name of Issuer:

            Verity, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            894 Ross Drive
            Sunnyvale, CA 94080
ITEM 2.

      (a)   Name of Person Filing:

            Philippe F. Courtot

      (b)   Address of Principal Business Officer or, if none, Residence:

            894 Ross Drive
            Sunnyvale, CA 94080

      (c)   Citizenship:

            France

      (d)   Title of Class of Securities:

            Common Stock, par value $0.001 per share

      (e)   CUSIP Number:

            92343C106

ITEM 3.     STATUS OF PERSON FILING:

            Not Applicable


ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned:

            As of December 31, 1996, Reporting Person owned 844,962 outstanding shares which includes 7,366 shares subject to stock options exercisable within 60 days of December 31, 1996.

      (b)   Percent of Class:  8.47%


                               Page 3 of 5 pages

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CUSIP NO. 370253 10 6                 13G                 PAGE 4 OF 5 PAGES
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            As of December 31, 1996, the percentage of the class represented by the shares held by Reporting Person as reported in Item 4(a) above was approximately 8.47% of 9,975,473 outstanding shares.

      (c)   Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:  844,962

            (ii)   shared power to vote or to direct the vote:  None

            (iii)  sole power to dispose or to direct the disposition
                   of:  844,962

            (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.



                               Page 4 of 5 pages
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CUSIP NO. 370253 10 6                 13G                 PAGE 5 OF 5 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February ___, 1997


                                    ---------------------------------------
                                    Philippe F. Courtot



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